 Exhibit 99.3

Common TV Call

COMMON TV CALL

          Q3 FY 2017 RESULTS

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Chief Delivery Officer; Deputy COO

Mohit Joshi

President & Head - Financial Services; Head – Infosys Brazil and Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head - Infosys Consulting; Head of Europe

ANALYSTS

Rukmini Rao

CNBC TV18

Chandra

ET NOW

Maya Sharma

NDTV

Madhur

BTVI

Rahul Dayama

ET NOW

Adith Charlie

CNBC-TV18

Sajeet

Bloomberg-Quint

Vishal Sikka

Hi! Everyone, good morning. In 2016 we crossed an important milestone of $10 bn in revenue during the calendar year over the last 12 months. Pravin told me that in 2004, we crossed the $1 bn in revenue and then $2 bn in 2006. When I started, I remember we were just above $8 bn. So that $10 bn number is something that all Infoscions and all our stakeholders and clients should celebrate. We had good performance in Q3 considering that when we entered Q3 we were facing both the traditional seasonal headwinds from less number of working days and furloughs, as well as the one-time impact of little bit more than 1% that we had from RBS. Despite that, we delivered Q3 revenues of just a little bit below flat, -0.3% in constant currency. We improved our margin performance. Thanks to the efforts of our team, especially Ranga, which I am very proud of, to deliver operating margin of 25.1%. Utilization was at 81.9%, that is the highest Q3 utilization in many years and consistently now for the 7th quarter in a row, utilization is above 80%. In the new areas, we had strong growth. All four of our new dimensions in software led services - Mana, Skava, Panaya and Edge had their best quarters ever. In Mana, client adoption has continued to double quarter-on-quarter. We are seeing good growth on all fronts.

As we enter Q4, we are optimistic about Q4. We have raised our guidance on constant currency terms to 8.4% to 8.8% for the year based on the outlook that we see presently. One significant thing that we saw in this quarter was the continued pricing pressure. RPP, the revenue productivity per employee declined 1.1% on constant currency quarter-on-quarter, 1.8% for the first 9 months of the year and 2.2% year-on-year for Q3, which tells us that this downward steady pricing pressure is something that is here to stay. It is a reality for our industry as I have been saying for the last 2.5 years. Despite that, our revenue per employee at the company level went up to $51,900. This is a result of strong focus on automation, strong focus on operational efficiency led by Ravi and his team as well as agility in our hiring and how we have managed that.

Overall, I am happy with the performance for the first 9 months of the year despite the seasonal circumstances that we have seen. We did on year-on-year basis for the first 9 months, 9.4% growth on constant currency. That is something that I am excited about. Over the course of the quarter, we also saw that our customer satisfaction has increased significantly. In fact the customer satisfaction scores are at the highest level ever since we started the customer satisfaction survey 12 years ago. So that is something that all our employees are proud of. It reflects our endeavor to execute on our strategy to bring innovation into every dimension of our operations to make innovation a way of life for everyone inside Infosys, strong adoption of zero distance. Zero distance itself has become quite a significant part of all dimensions of our company, both from a revenue driving perspective as well as just elevating the confidence, the creative confidence of our employees.

As I look to the future, an increasingly AI-led future, this embrace of AI in improving our operational efficiency and automation as well as new AI-led solutions for all industries, is something that is going to be crucial to our future. That is going to require the best of the imagination of all of us. That is something that I am glad to see the markers of progress on all of these fronts.

Participant

Good morning gentlemen and Happy New Year. Vishal, just to get your thoughts on, you just conducted a survey of all your clients. What is the kind of client behavior changes that you have seen post Trump's victory and do you see that is going to impact the Indian IT companies and companies like who are working extensively in the US, and for Ranga the margins have gone up by 20 basis points? Can you give us an idea is there a further scope for expansion of margin as we go forward? Since Vishal was talking about RPP going down by a percent, what are the levers available at your hand to ensure that you are able to stem that fall in RPP because that is going to be a critical factor going forward and impact of cost currency changes which is there?

Vishal Sikka

In terms of the new administration, the new President is going to take office next week. The President elect Trump is himself an entrepreneur and has a very business friendly, innovation-oriented background. So I expect that the policies of the administration are going to be friendly towards business, innovation and entrepreneurship. Overall I expect that if we can continue to focus on delivering that value, innovation, things will be okay. Of course visa policies and immigration related policies may change and we have to watch and see what happens there. So far there is no discernable pattern in client behavior. Many clients have reached out because everybody is trying to figure out what these things mean and so forth. But I would not say that there is any noticeable discernable pattern. As we see the policies take effect and so forth, we will let you know. We are in watchful mode. We are waiting and watching.

M.D. Ranganath

Hi, on the margin front, this has been a positive quarter. If you look at the operating margin, it expanded to 25.1% which is the highest in this year. Likewise, the net margin also expanded by 60 basis points to 21.5%. So, I think overall on the margin front even if you look at 9 months over 9 months, this year it was 24.7%, pretty much same as last year despite the lower revenue growth. I think on the margin front even in this 9 months, if you look at year-on-year, the pricing decline was 1.8% in constant currency. Despite that, we are able to maintain the margin at the same level as last year. In October, we had clearly said that our operating margin range for this year would be 24%-25%. So we are pretty much at the higher end of that particular band as of now. Coming to the levers that you talked about, we have multiple levers that we have continuously utilized over the last 7 quarters. For example utilization consistently above 80% this quarter also, despite the RBS headwinds. Typically utilization is lower in a seasonally soft quarter. So we have been able to keep a healthy utilization. Then if you look at the onsite employee cost as a percentage of revenue, it has come down this quarter. Likewise on subcontractor cost we had stabilized around 5.4%-5.6% range. Likewise, these are particular levers that we have utilized in the past and we continue to optimize those levers. At the same time there is one more lever which has not improved much which is the onsite mix which is still at 29.8%. We do believe that we need to work on it and we will work on improving that lever as well. So overall in spite of the pricing decline of 1.8% in constant currency over 9 months, margin has expanded this quarter. Most importantly, the operating cash flow has been very healthy. It is at 100% of the net profit.

Rukmini Rao

Happy New Year gentlemen, Rukmini Rao from CNBC-TV18. Vishal, want to understand from you in terms of the noise around H1B visa, how big a headache is that for Infosys at this point in time. And also, you have crossed the $10 bn mark run rate, so in terms of your aspirational 2020 goal, do you think that this is making it look much achievable at this point in time. Also, Pravin, just wanted to understand from you the next growth wave. Where is that coming from given the fact that most of your businesses and also services they are either doing flat or marginally well. And Ranga, also in terms of the currency movement, just wanted to understand from you is there any game plan that you have currently. And the last question Vishal, the management change that we have seen bringing in Ravi Kumar as the Deputy COO, is there a larger game plan? Are there going to be more management changes going into FY’18?

Vishal Sikka

Sure. Wow! There are lot of questions. What was your first question?

Rukmini Rao

On visa.

Vishal Sikka

The visas, see, we have quite a bit of H1Bs and we also have lots of local hires and Ravi has been working furiously in the last few months to do something that we had. As you remember two and a half years ago when I joined I have articulated anyway that we have to become much more local and locally oriented in our strategy in the markets and globally. I am myself a senior local hire in the United States and an US citizen. Ultimately, regardless of the visa policies and so forth, the right thing to do for innovation is to have a lot of rich local talent that is something that Infosys has always believed in and it is something that we are absolutely committed to. So, there will be some impact of the H1B depending on the nature of the policy and so forth that is enacted. There can be but it is something that we will let you know when we figure it out and it is not something that we are overly concerned about. Regardless, we have to focus on next generation collaboration technology. Sanjay, our head of design, has been working on a next-generation, visa-free, Global Delivery Model where we bring collaborative technologies to bear and creating a rich experience for people to work together in new kinds of work spaces and so forth. That is the bigger view on that.

In terms of crossing the $10 bn, that is a huge emotional, psychological milestone for us and yes of course our aspiration continues to be $20 bn, 30% margin and $80,000 revenue per employee. That is something that we are absolutely working hard towards. What good is an aspirational goal if it is not aspirational!

Pravin Rao

On the growth perspective, Quarter 3 is a seasonally weak quarter, so I do not think we should read too much into individual service line or geo-wise growth. If you look at financial services despite the headwinds of RBS, we have seen on a constant currency basis 0.2% growth. So the pipeline is healthy in Financial Services, we expect that to continue going forward into quarter 4 and next year. In Manufacturing, seasonally because of furloughs and other thing we have seen about 0.6% decline on a constant currency basis, but it is expected to come back. Within Manufacturing, we are seeing good traction in Auto. In Hi-Tech we had a challenge this quarter but next quarter we hope that it will bounce back. Aerospace is probably the only one which is big challenged. When you look at Retail and CPG, Retail continues to be volatile. So we will see some ups and down in Retail because it is tightly linked to consumer spending, consumer sentiment and so on. But on the Life Sciences side, we have seen some good growth this quarter, we expect it to continue. If at all anything, in my mind, Energy is probably the only one which is probably relatively soft. Otherwise, while this quarter, we have seen some de-growth even in Telecom, going forward I think barring Energy we expect most of the sectors to bounce back.

M.D. Ranganath

On the margin front, clearly this quarter both the operating margin has been positive, net margin has increased as well as the operating cash flow. Operating cash flow has been 100% of our PAT. Even if you look at nine months over nine months, the operating margin at 24.7% has been steady despite the reduced revenue growth.

Coming to the foreign currency question that you had, sequentially I think the foreign currency fluctuations impacted around 1.1%. That is the difference between the constant currency and reported growth. If you look at this particular quarter, there has been extreme volatility in all the currencies. USD especially appreciated very strongly over 5% against GBP, close to 5.8% against Euro and even over Australian dollar. But our hedging policy has been very consistent. This has helped us to navigate this extremely volatile currency environment much more effectively. We will continue to watch. I think in the near-term, we do see certain volatility continue both on the rupee front as well as the US dollar and the other cross currencies, we will continue to monitor that.

Vishal Sikka

Rukmini on your last question about the organization, of course, there will continue to be changes. There is no particular grand plan. Ravi is just amazing, he is an extraordinary colleague. If you just look at our scale that we operate at now, it is massive in terms of more than $10 bn run rate, thanks to all the efforts of everyone. Pravin and I need more bandwidth. Pravin told me that with now Ravi being Deputy COO, I have to stop calling him after 11 o’clock at night. For sure there will be more changes. But there is not any particular grand plan. Steve Jobs used to say that ‘you can only connect the dots looking backwards’, so I deeply believe in that we say things as we see them and we take decisions as we go forward. That is the hallmark of an agile organization.

Chandra

Hi every one, Chandra from ET NOW. Vishal, couple of quick questions. You know the TCS management yesterday spoke about how US BFS is looking up now that the elections are out of the way and they expect clients to spend more going forward. Do you see similar trends as well though this quarter it has not done too well. Also your quick comment on N. Chandra taking charge of Tata Sons because everybody is saying this is advantage Infosys, in the near-term. Pravin, a follow up on Ravi Kumar, does this mean that gradually he will transition to the COO role? How long are you going to stay on? Ranga, lot of analysts expected a buyback announcement this quarter because lot of companies see it has very tax efficient. Is this on the cards at all for Infosys? Thank you.

Vishal Sikka

BFS is looking up simply because I have tremendous confidence in Mohit’s amazing leadership ability. If you look at our BFSI performance and now also Healthcare that is his responsibility, it has done exceedingly well. Despite this RBS impact of more than 1% on the company level, our BFS still grew in Q3. So we are very confident. Generally, we expect that the shift of spending in BFS will move from a more regulatory-orientated and cost-orientated approach in the prior times, now suddenly in the North American market with the President Trump coming in towards a more innovation-orientated and lower latency, new technologies, new kinds of growth areas and so forth. Banks will focus on those, so I am confident. Mohit would normally say cautiously optimistic but I am very optimistic about the BFSI and our prospects there.

In terms of Chandra becoming the Chairman, I wrote him yesterday congratulating him. It is a reflection both of his amazing leadership and capabilities as well as the growing importance of software in the world around us. So all the best to him and we wish him the very best in that journey.

Pravin Rao

On Ravi, as Vishal said, he has done exceedingly well. Historically we had lot more senior bandwidth based out of India. Our business has continued to grow and be much more complex. So we need more bandwidth here and so that is the primary reason.

Vishal Sikka

Jayesh as the Deputy CFO to Ranga and so Pravin now has a deputy to Ravi. So this is how we are setting it up.

Pravin Rao

I am not in a hurry to retire or anything, still long way to go.

Vishal Sikka

I will not let Pravin retire anytime soon.

M.D. Ranganath

On the other question Chandra, the capital allocation policy. In April 2015, the Board had evaluated the capital allocation policy about two years ago. At that point in time, the dividend payout was increased from 40% of profits to 50% of profits. If you look at today at 50% of net profits, it almost works out to over 70% of the Free Cash Flow. Yes, Board periodically evaluates the capital allocation policy after taking into account the strategic cash needs, the operational cash needs and we will evaluate all options. I think the Board will consider the capital allocation policy at an appropriate time, It was done in April 2015

Chandra

Is this an appropriate time?

Pravin Rao

Board will consider periodically and it will look at what is the appropriate time to consider.

Maya Sharma

Maya Sharma from NDTV. President Trump about to take over the world as we wait with bated breath to see what he does next and of course IT companies including Infosys have a huge presence in the United States. With all the fears of the visas, with the stress on American jobs like your own, what really is Infosys thinking about the presidency going ahead? Is it cautiously optimistic, is it fearful or what is the real term?

Vishal Sikka

As I said, if you look at the career of President-Elect Donald Trump, it is a career based on innovation, entrepreneurship, business success. If you look at the some of the indications that we have seen in the last couple of months, it all points to a more business friendly, innovation friendly at a general level. Therefore if we focus our long-term strategy towards continuing to deliver client value, not focused so much on cost-based delivery of value, but on innovation-oriented delivery of value and are relevant to the clients business and growth especially in these difficult times of our client transitioning to digital, we will be fine. We expect there will be changes to the H1B policy and so forth. There can be impact from that depending on what kind of policy is put into place. We will address that as we understand it better once it is in place. But in general my direction or Pravin’s direction to our company is basically to continue to focus on becoming more and more relevant strategically to our clients and to be looking forward not backwards.

Maya Sharma

Overall, his business friendly approach may overrule the apparent anti-outsider feeling that he generates.

Vishal Sikka

Yes

Madhur

Madhur from BTVI. Why are you changing guidance every quarter? There was an upgrade then downgrade, now narrowing down the guidance?

M.D. Ranganath

Actually, let me correct that. Every year we give an annual guidance based on what is the visibility we have at that point in time. If you look at not just us, some of our peers also have assessed the guidance at the end of every quarter based on what they see and they have revised the guidance downwards or upwards as the case may be. So this is not something unique to us. Our peers do it. We have done it in the past. It is primarily based on setting an expectation, based on what we believe as a management team at that point in time and what we see in the markets at this point in time. We do believe that transparency is important, that asymmetry between the external world and what the management knows is important. We have consistently followed this policy since we got listed in 1993. I think there is no deviation of this transparent policy.

Participant

I will start off with geography wise the growth, it has been largely flattish. Europe has grown 1% QoQ, US is down 0.6%, Rest of the World (-)1.5% quarter-on-quarter in constant currency terms. So is this related to the seasonality factor, the Trump factor or combination of all of these? A similar trend has also witnessed in BFSI and other key verticals. Pravin mentioned that Manufacturing and within Manufacturing Hi-Tech is an area of concern. So if you could just articulate your views on that?

Sandeep Dadlani

In Americas, this is a seasonally weak quarter for the entire industry. If I specifically look at trends in Americas, consumer spending is up. We saw First Data come out with data around holiday spending which is up 4.7%. Manufacturing overall momentum is up. The Institute of Supply Management said their manufacturing activity is up 2% year-on-year. So the fundamentals of the economy are very good. But it is a holiday quarter. There are holiday shutdowns, there are furloughs in many industries. Hi-Tech for example what Pravin mentioned did have massive furloughs. There is some fundamental disruption impacting the business models as well. Software companies are becoming more SaaS companies from on-premise companies, their margin structure is going down which means we who service them as the suppliers have to figure out a low-cost model. The two pillars around Automation and Innovation are affecting every industry right from BFSI to Retail to Services to Energy. So I do not see any major cause for concern. This is a seasonal quarter as such. Almost all industries and all geographies are flat. I expect the fundamentals of the economy to be strong. Moving forward nothing disturbing to see and we should see the pipeline return in terms of large deals, licenses, new, renew, etc. So that is what I see on Americas.

Mohit Joshi

I will let Rajesh cover Europe. But I will just talk a little bit talk about the Financial Services space. As both Vishal and Pravin mentioned, we are actually very happy with the performance we had in BFSI this quarter. Despite the very strong headwind that we had from the known ramp down in Williams & Glyn, we were able to defend our revenue very successfully. If you look at the Williams & Glyn impact, it was about 1% of the company level and that magnified to over 3% of the BFSI level. Despite that we were able to defend the revenue number. I think that is largely because on the back of lot of wins, a lot of organic growth, working along with Sandeep’s teams, we had 3 MANA-led wins in BFSI. We have started work on ‘data as a service’ for one of our European banking clients, we are working with one of our global clients on the Latin America tech transformation. On the back of large deal wins, organic growth and win in the new, we are extremely happy with the performance that we have in BFSI and we are very optimistic about the opportunities that we have in Q4. As Vishal mentioned, the key theme that we are seeing across industries is clearly AI, AI is the #1 trend. It really lies at the intersection of a huge number of technology trends. If you look at Natural Language Processing, if you look at Data Science, if you look at IoT, if you look at Block Chain, AI really lies at the convergence of these technologies. It is going to be extremely important to the future of Financial Services and it is something where I believe that we have a leadership position. So if you take our strengths and if you take where the market is headed, if you take our historical performance, I feel that there are reasons to be optimistic about our performance in Q4 and beyond.

Rajesh Krishnamurthy

From Europe perspective, I think this was a good quarter. This as Sandeep pointed out is a seasonally soft quarter. We saw massive currency movements. Ranga was talking about the massive depreciation of both the pound and the euro but in constant currency terms, Europe has done quite well. We expanded about 1%. But more importantly, even though we have seen a fair amount of political turmoil in Europe in general, we had the big Brexit issue which came a few months ago, we have got elections coming up in two very large economies this year, but we are very optimistic because the pipeline which we have currently in Europe is one of the strongest we have ever seen. Especially Financial Services has done exceedingly well in Europe as well. We are also seeing good traction in Telecom and certain other industries, even in Manufacturing. So overall, we are quite very optimistic about the European performance.

Participant

Just a follow up question on that; Could you quantity the demand pipeline for Europe? As far as India is concerned, is the sluggishness that we are seeing anyway related to the entire demonetization episode?

Mohit Joshi

I do not think that India revenue performance has anything to do with demonetization. Obviously, there is a project pipeline that they are working on and based on how we recognize revenue in a particular quarter, there are ups and downs. I do not think that has anything to do with demonetization. As far as the Europe pipeline is concerned, I will let Rajesh and Sandeep add to it. But we really typically do not quantify pipeline across various geographies or industries. The overall trend is important because the overall performance is very good. You spoke about the ROW performance as well. Again, because so much of this gets impacted by currencies, if you look at ROW minus India performance on a year-on-year basis, that business grew by close to 14.5%. So it is very strong performance on a year-on-year basis.

Sandeep Dadlani

I do not see any deviation in pipeline between Europe and Americas. Right now, pipeline across verticals, across geographies is very strong and across service lines, whether it is large deals, new deals, AI-led deals that Mohit was talking about, new digital experiences, analytics and so on. So I see the pipeline being very robust across geographies, across verticals and across service lines.

Rahul Dayama

Rahul Dayama from ET NOW. Mohit, firstly, you seemed very optimistic about the BFSI vertical. Would you echo the similar sentiment? Also, give us a sense of the impact of the RBS account?

Mohit Joshi

Vishal often jokes with me that I am always cautiously optimistic. He expressed a great deal of confidence in the future that we see from Q4 perspective and beyond and I echo that. I think Q3 was a test of resilience for us as a company and for the Financial Services unit. The fact that we have been able to sustain revenue performance despite a 1% impact at the company level because of RBS and obviously that impact is magnified at an FS level, speaks about the resilience. Given the fact that we are very strong in the areas where our clients are focused, which is AI, which is Automation, which is Infrastructure Transformation using Cloud Technologies and given the fact that the overall spend environment especially from a US perspective, does look better for the next 12-months, given these two factors together, I echo his optimism.

Rahul Dayama

Questions for three of you now; Sandeep, we have spoken a lot about the impact of visa implications, it is sort of a wait-and-watch policy. But give us a sense of on the ground as far as your conversations with clients are concerned previous to the election and post the election. What is it like post and previous? Also, give us as far as the pipeline for manufacturing and retail is concerned, how is that panning out? Ravi, congratulations on the elevation. Ravi, give us a sense of how will this pan out in terms of responsibilities between Pravin and you? Also we understand now you would be based out of India. Lastly, as far as Europe is concerned, are we behind as far as the worst of Brexit implication from the client conversations that you are having? You spoke about the pipeline really is very robust for the coming quarters, so are the fears of Brexit over so to say?

Sandeep Dadlani

In terms of client conversations pre and post-Trump’s election, I do not think there has been any significant concern across clients. There are obviously two sentiments there – one is how will the policies be vis-à-vis IT services while the other sentiment is also in terms of his business-friendliness, his innovation-friendliness etc. So both of them basically balance each other out. We on the other hand regardless of that process have been investing heavily in local hiring, we are investing heavily in automation, more collaboration and new delivery models aggressively. That process is important for us. We are watching legislation very-very closely as we always have. These things take time. But we are prepared with our plans regardless of this happening. I think the larger trend here is that through the process, pre and post-Trump election, clients were accelerating their focus on Automation and AI anyways and are gradually continuing to go away from a people-only model to a people-plus software model. On that paradigm, as Mohit has earlier said, we seem to be the best placed given our capabilities, given our investments, given our priorities. I think that will be the overarching winning factor here in the future.

Ravi Kumar S.

A couple of years ago, we created a global delivery organization which was very central to the strategy of the company. So that remains a part of my responsibility, I continue to shoulder that responsibility. There would be a few enabling functions which will be attached to it and those are strategic ones which have dependencies of the core delivery function. So it is always a pleasure to take more responsibilities, be a part of this wonderful corporation and most importantly support Pravin. We do quite a bit in India. So it is extremely important that we kind of distribute our leadership bandwidth, we have client visits, we have whole bunch of operating metrics which we continue to optimize and keep us very sleek so that we could invest back into the business. You have seen our profitability numbers, you have seen our operating metrics. In fact, our utilization this quarter in the last 10-years if you can just compare Q3, it has been one of the highest. So that is a journey. Our journey is to continue to keep sharpening our operating metrics, continue to support the sales functions and improve our service line competitiveness so that we kind of build that in the future. Sandeep spoke about automation, that is a huge lever in our journey. So all of this I would think would be the part of the responsibility I was otherwise working on and we just bolt it out with more enabling functions to support this process.

Rajesh Krishnamurthy

I think it is too early to call and say whether the fears of Brexit are the thing of the past. I think we had some very interesting distraction which came from the other side of the pond and that is why the noise on Brexit has reduced. But I think the journey ahead is long, it is not an easy process. There are lot of things which have to fall in place. I think organizations and companies who are going to be impacted by this have started creating plans. The good news is we have a long way forward and there is enough time to plan those things and we as a company also are taking our own measures. We also have two very important elections coming up in Europe this year and so again there will be more distraction. I think the reality is that the path is not very clear and the separation if and when it happens is also not very clear. Of course we have had the impact which Mohit has seen because of RBS, but beyond that the impact has not been significant.

Adith Charlie

Ravi, Adith again from CNBC TV18, we have seen a marginal dip in the overall headcount. Over the last three months, I think the headcount number has come down by about 66, again is this a seasonal thing or is this the impact of machine learning and automation everything coming together?

Ravi Kumar S.

A small part of it is seasonal, but what you would notice is the number of headcount we have added. Just looking at Q3 year-on-year, we have improved significantly. What I really mean is we have added lesser headcount than similar quarters of the past. Clearly, there is more release of people from production projects because of automation so that they could be used for more meaningful work. Our journey of moving from a people to a software-plus people endeavor is kicking in and our clients are actually really leveraging that opportunity. As Mohit earlier spoke about, we are a leader in this space. We want to cannibalize our own services as much as we can so that we could add value to the client ecosystem and therefore the money is actually diverted to more meaningful purposes. Clearly that is the trend. We see more releases of people. We are seeing more productivity baked into large deals. We are seeing the span of automation which was just focused on application maintenance is now expanding into application development, L3 kind of work, more judgmental tasks in the lifecycle of large projects. So this is going to be a reality, it is going to be mainstream, it is going to be stable stakes to be in this business. If we are not accepting and acknowledging that, we are going to get obsolete as an industry. We are very keen to adopt it, cannibalize ourselves, be bold, tell our clients that this is very important for them, very important for us and bite it. But what happens is capital gets reinvested into newer purposes and that is our entire value proposition. We want to renew existing landscapes, divert that capital to newer purposes where you could invest into digital, invest into cloud, invest into newer areas.

Adith Charlie

Are the redeployments happening at the same pace as the releases?

Ravi Kumar S.

The utilization is a great indication in spite of the fact that we released 2,600 to 2,700 people this quarter just based on automation and applying automation to our services. But our utilization is just you take Q3 and compare it with Q3 year-on-year, it has been an all-time high. It is a big leap from the previous Q3 and that is a great indication of not just operational efficiencies, but also the fact that we are applying automation far well and actually redeploying people for higher value-added jobs if I may.

Sajeet

Good morning gentleman, Happy New Year to you. This is Sajeet here from Bloomberg-Quint. Just want to get an idea of how is the Retail space doing because that was a struggling space in the last two quarters and a lot of automation was going into that sector as well? If you can give us a idea of how the BFSI space is doing with respect to some of your products and as automation kicks in what kind of leverages you are able to get from in terms of margins?

Sandeep Dadlani

I will take Retail first. Retail-CPG let us look at the macro first. We have had a great holiday spending season in the US. Reports are that it grew 4.7% year-on-year. If you double click on that, about 22% of that spending went through e-commerce which is an unprecedented high. Then if you double click further on that, bricks and mortar retailers have grown by about 1.6% year-on-year. Department stores are getting obsolete in terms of store closing in a massive way. There are more store shutdowns now per month than ever before both across America and Europe. However, electronics retailers or general merchandiser retailers are doing generally better than others. How does that translate to us? It has become very clear to us and if you can see our press release today, you have a couple of retailers choosing us for our AI-led, automation-led support and maintenance work because they are trying to cut cost dramatically and drive automation dramatically. Then there are CPG companies who have chosen our Skava platform aggressively for a direct-to-consumer strategy. They are removing the retailer in their paths to the consumer and directly developing a relationship to the consumer which means that perhaps Retail and CPG, using the broader industry term is the first to go through a massive digital disruption. So despite the headline of growth, that disruption is key. How has Infosys done in that? If you look at quarter 1, we grew this vertical at about 5.5% and gathered more incremental revenue from the market than perhaps any other competitor in this space. Q2 was an okay quarter for us but then Q3 now is a flat quarter and this is perhaps one of the better Q3 we have had in this vertical which is normally a negative Q3 due to holiday shutdowns, furloughs, etc. in Retail CPG. If you take the last nine months put together and compare incremental market shared captured, I think we have done a phenomenal job, year-on-year growth rate for us in this vertical has been above company average. We have seen a dramatic shift in spend here and the spend is going first towards Skava which is our digital retail CPG platform, related digital services and the digital practice that Ravi runs, second towards AI and Mana, so they are solving core machine learning based business process problems and transforming their processes, third towards robotic process automation. We have a world class product called AssistEdge that a number of Retail and CPG companies are adopting. I feel very comfortable with the way we are investing in digital technologies, in new technologies, in automation, in AI as we go towards Q4 and for that matter FY18, confident that regardless the way the macro indicators go, we are positioned well as a leader to capture market share in this industry.

Sajeet

Are you seeing the industry going to an omni-channel route, which we are seeing gradually happening in India as well at some point with some of the retailers? are you seeing the same thing happening there as well or the industry has gone over that route already?

Sandeep Dadlani

Well, it is a dramatic change as you rightly pointed out and it is happening across the world. Primarily, the Amazonification of this industry, but it is clear that the basket sizes are much higher if as a consumer you go through the online website, the mobile app and the in-store experience of a retailer. So Amazon in fact is launching physical stores now as you can see because they are also trying to become differentiated omni-channel retailer. The answer is yes, this is happening and we feel that we are very well positioned. If you see Skava, one of our leading products, it has had as many in-store deployments of kiosks as it has had in mobile applications or in e-commerce. That shows that we have not just invested in an online platform, we are investing in an omni-channel platform. That is why our adoption is very high. Skava now has great adoption not just in Retail CPG, the same trend we are seeing in banking & financial services and utilities with Rajesh and Mohit. We are seeing this omni-channel trend that will play out across all industries.

Sajeet

What about the fact that retail stores are now becoming warehouses rather than retail online because people are using digital to book and pick it up from there rather than, so there is a clubbing of store on the ground which we are seeing, is that also bringing in opportunities for you as well?

Sandeep Dadlani

You have clearly done your reading on the industry. You are right. Ravi has a practice called the Enterprise Applications Services Practice that particularly focuses on converting a regular retailer into an omni-channel retailer using the stores as fulfillment point, using some amazing technologies. We have not just Skava but he has a great practice in sterling and other auto management technologies. We have productized those technologies very well and offer them as a service. Our ultimate goal is that as this industry transforms on omni-channel, on stores as a warehouse, on redundant stores, etc., that along with our software and Ravi’s large differentiated delivery practices, we build the ultimate business process experience for our customers so that they can eventually build an amazing consumer experience for their customers. That is very powerful when you bring people and software together. Once again, we feel very comfortable with the leadership position that we have taken in the market in this industry.

Sajeet

On the BFSI side Mohit?

Mohit Joshi

I think on the BFSI side, this has been an area of historical strength for us and overtime we have worked to build it. I will just talk about three things. The first is the work that we are doing to build deep sub-vertical capabilities. This is something where Ravi and I, we speak multiple times a day about how do we make sure that we can sharpen our proposition, how can we make sure that we build domain expertise because at the end of the day their domain expertise then translates into a number of areas. It translates into capabilities in products and solutions made by other companies and it translates into capabilities in products and solutions and platforms that we are building ourselves. The first piece of work that we are doing is to make sure that we work very closely with the global delivery organization and the BPO organization that Ravi runs to build those capabilities. The second piece is around the trends. As has been fairly in this discussion and several other discussions, all of our clients are looking to build applications and platforms and systems that can adapt, that can respond autonomously and the future really belongs to those consulting companies and those software plus services companies. They are offered these platforms. I am very confident that Infosys is the leader in this space bar none in being able to develop these AI and automation platforms and capabilities in building those digital capabilities. So that is the second piece of your questions. The third piece is around the spend. I feel that from a Q4 perspective as well as from a calendar year 2017 perspective, the spend prognosis does look good. It does look good compared to the same time last year. Clients are more optimistic about their own revenues and therefore, their spend. Obviously cost reduction continues to be our priority for our clients, but unlike previous years, what they are looking to do is to take the savings that they get from run the bank-type activities through automating those through AI interventions there and to use that pool of money into transformational programs. The spend outlook is positive. The key trend is clearly AI and automation along with digital. From our perspective we are working very closely together all of us to make sure that we can sharpen our domain capabilities, sharpen our industry capabilities, make all of our use cases very relevant to our client base rather than those being generic.

Moderator

Thanks Gentlemen